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                                                           Filed by Insmed, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company:    Insmed, Inc.
                                                   Commission File No. 333-30098

On March 14, 2000, Insmed Pharmaceuticals, Inc. issued the following press release:



                                                  For more information, contact:
                                                  Michael Baer
                                                  Chief Financial Officer
                                                  Insmed Pharmaceuticals, Inc.
                                                  (804)828-6893

                                                  Sophia Twaddell
                                                  Fleishman Hillard, Inc.
                                                  (312) 751-3738




               INSMED PHARMACEUTICALS, INC. SIGNS LETTER OF INTENT
                      WITH TAISHO PHARMACEUTICAL CO., LTD.





RICHMOND, VA (March 14, 2000) - Insmed Pharmaceuticals, Inc. announced today that it has signed a letter of intent with Taisho Pharmaceutical Co., Ltd. regarding development and commercialization rights for Insmed's lead compound, INS-1, for the treatment of Polycystic Ovary Syndrome (PCOS) and Type 2 diabetes in Japan and other Asian countries. Insmed will retain all the rights to INS-1 in the rest of the world. The Letter of Intent specifies that Taisho will make up-front, development, milestone and royalty payments pursuant to a definitive license agreement to be negotiated between the parties. In addition, Taisho will make a several million-dollar equity investment in Insmed Pharmaceuticals, Inc.

INS-1 is a low molecular weight oral drug that is believed to be an essential component of an inositol glycan that activates the key enzymes controlling the metabolism of glucose in people who are insulin resistant. Approximately 20% of the population is believed to be insulin resistant. Although frequently undetected, insulin resistance is implicated as a major cause of PCOS, Type 2 diabetes, and a wide range of serious metabolic disorders. INS-1 is currently in Phase II clinical trials for the treatment of both PCOS and Type 2 diabetes.

PCOS is the most common female endocrine disorder, affecting up to 6% of premenopausal women. It is the leading cause of anovulatory infertility in the U.S. and Japan. Women suffering from this disorder are often overweight, have
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excess facial hair and suffer from menstrual irregularities. They have a significantly increased risk of developing Type 2 diabetes, coronary artery disease, and endometrial cancer.

Diabetes is a serious metabolic disorder characterized by the body's inability to properly use or produce insulin, the principal hormone that regulates glucose metabolism. More than 20 million people in the in the U.S. and Japan have been diagnosed with Type 2 diabetes. By 2008, this number is expect to increase to over 34 million. It is the sixth leading cause of death by disease and the cost of diabetes management in the U.S. alone is nearly $100 billion annually.

Insmed Pharmaceuticals, Inc. is focused on the development of pharmaceutical products to treat metabolic and endocrine diseases. Insmed recently announced that it had entered into a definitive agreement to acquire Celtrix Pharmaceuticals, a biopharmaceutical company based in San Jose, California. Celtrix is developing SomatoKine(R), a novel IGF-BP3 (insulin growth factor-1, binding protein 3) complex for the treatment of a broad range of metabolic disorders.

Taisho Pharmaceutical Co. Ltd. (President: Akira Uehara), headquartered in Tokyo, is the leading over-the-counter pharmaceutical company in Japan. It continues to expand its sales and research, both internally and through collaborations, in the prescription drug area. In the fiscal year 1999 ended March 31, Taisho's sales were more than $2.2 billion, with prescription drugs accounting for 25% of total sales. Taisho is focused on contributing to the maintenance and improvement of consumer's health by creating and providing quality drugs, related healthcare products and information services that satisfy consumers with various lifestyles.
                                       ###
================================================================================

Statements included within this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from those described herein. Risks and uncertainties include: product candidates may fail in the clinic or may not be successfully marketed; lack of financial resources to complete development of clinical candidates; and competing products.
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     The matters discussed throughout these materials filed pursuant to Rule 425 under the Securities Exchange Act of 1933 on March 14, 2000, that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

     These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature of acquisitions), future revenues, earnings, margins, costs, demand for new pharmaceutical products, market trends in the pharmaceutical business, inflation and various economic and business trends. You can identify forward-looking statements by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan" and similar expressions. Forward-looking statements include all statements regarding expected financial position, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing or proposed products or services, plans and objectives of management, and markets for stock of Insmed, Inc., Celtrix and Insmed Pharmaceuticals.

     Any forward-looking statement speaks only as of the date on which the statement was made.

     Examples of factors that should be considered with respect to any forward-looking statements made throughout these materials include, but are not limited to, the following:

o Legislative and regulatory initiatives that impact the provision of pharmaceutical products and services;

o Market demand for pharmaceutical products and services, changes in the economies of areas served by the companies and catastrophic natural disasters;

o The ability of Celtrix, Insmed Pharmaceuticals, Insmed, Inc., their suppliers and customers to successfully address Year 2000 readiness issues;

o  Unanticipated changes in operating expenses and capital expenditures;
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o  General industry trends and the effects of vigorous competition in the biotechnology, biopharmaceutical and pharmaceutical industries;

o Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission and similar agencies with regulatory oversight;

o Employee workforce factors, including loss or retirement of key executives and scientists;

o Technological developments resulting in competitive disadvantages and creating the potential for impairment of existing assets;

o Unexpected costs or difficulties related to the integration of the businesses of Celtrix and Insmed Pharmaceuticals;

o Regulatory delays or conditions imposed by regulatory bodies in approving the reorganizations;

o  General economic factors including inflation and capital market conditions;
   and

o  Adverse changes in the securities markets.

     These factors are difficult to predict. They also contain uncertainties that may materially affect actual results, and may be beyond the control of Celtrix, Insmed Pharmaceuticals or Insmed, Inc. New factors may emerge from time to time and it is not possible for us to predict new factors, nor can we assess the effect of any new factors on Celtrix, Insmed Pharmaceuticals or Insmed, Inc.

     These forward-looking statements are found at various places throughout these materials. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. None of Celtrix, Insmed Pharmaceuticals or Insmed, Inc. undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing pursuant to Rule 425 or to reflect the occurrence of unanticipated events.

     In connection with the reorganizations of Insmed Pharmaceuticals and Celtrix into a newly formed holding company, Insmed, Inc., Insmed, Inc. has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (File No. 333-30098) containing the joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix. Insmed, Inc. will also be filling an amended Registration Statement on Form S-4 which will contain the definitive joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix in addition to other relevant documents concerning the reorganizations with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In
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addition, documents filed by Insmed, Inc. with the SEC can be obtained by contacting Insmed, Inc. at the following address and telephone number: 800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone
(804) 828-6893. Information about Insmed Pharmaceuticals can be obtained by contacting Insmed Pharmaceuticals at the following address and telephone number:
800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone (804) 828-6893. Documents filed with the SEC by Celtrix can be obtained by contacting Celtrix at the following address and telephone number:
2033 Gateway Place, Suite 600 San Jose, California 95110, Attention: Donald D. Huffman, Telephone (408) 988-2500. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE REORGANIZATIONS.

     Insmed Pharmaceuticals, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Insmed Pharmaceuticals shareholders in connection with the reorganizations.
Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Insmed, Inc. with the SEC on February 10, 2000.

     Celtrix, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Celtrix stockholders in connection with the reorganizations. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Insmed, Inc. with the SEC on February 10, 2000.